EXHIBIT 3.1 (i)

AMENDED CERTIFICATE OF DESIGNATIONS

(Pursuant to Section 351.180 of the

General and Business Corporation

Law of the State of Missouri)

Ameren Corporation (the “Corporation”), a corporation organized and existing under the General and Business Corporation Law of the State of Missouri (the “Missouri Corporation Law”), hereby certifies that the following resolutions were duly adopted by the Board of Directors of the Corporation as required by the Missouri General Corporation Law at a meeting duly called and held on December 14, 2012.

WHEREAS, pursuant to the authority granted to and vested in the Board of Directors of this Corporation (the “Board of Directors” or the “Board”) in accordance with the provisions of the Articles of Incorporation of this Corporation the “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”) was created pursuant to resolutions adopted by the Board of Directors and included in a Certificate of Designations of Ameren Corporation filed with the Secretary of State of Missouri on December 14, 1998 (the “Original Certificate”);

WHEREAS, none of the shares of Series A Preferred Stock has ever been issued and the Board of Directors desires to amend and restate the provisions of Section 10 contained the Original Certificate to change the voting provisions for approval of certain amendments, as hereinafter provided;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Articles of Incorporation of this Corporation, the Original Certificate be, and it hereby is, amended by deleting in its entirety Section 10 contained therein and replacing it with the following:

“Section 10. Amendment. The Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class.”

IN WITNESS WHEREOF, Ameren Corporation has caused this Amended Certificate of Designations to be executed, acknowledged and sworn to by GREGORY L. NELSON, Senior Vice President, General Counsel and Secretary and attested by RONALD S. GIESEKE, Assistant Secretary, this 14th day of December 2012.

AMEREN CORPORATION

By	/s/ Gregory L. Nelson
Senior Vice President, General Counsel and Secretary

/s/ Ronald S. Gieseke
Assistant Secretary

STATE OF MISSOURI	)
)
CITY OF ST. LOUIS	)

GREGORY L. NELSON, first being duly sworn, upon his oath states that he is a Senior Vice President, General Counsel and Secretary of Ameren Corporation, that as such he executed the above Amended Certificate on behalf of Ameren Corporation, and that the statements contained therein are true to the best of his knowledge, information and belief.

/s/ Gregory L. Nelson
Gregory L. Nelson

Subscribed and sworn to before me this 14th day of December 2012.

/s/ Debra K. Patterson
Notary Public